EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	May 1, 2025

Eldorado Gold Announces Amended Normal Course Issuer Bid

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces that the Toronto Stock Exchange (the “TSX”) has accepted the notice filed by the Company to amend its normal course issuer bid (the “NCIB”) effective as of May 6, 2025.

The amendment increases the maximum number of common shares (the "Shares") of the Company that may be repurchased from the current 350,000 Shares to 10,245,474 Shares, representing approximately 5% of the total 204,909,496 Shares issued and outstanding as at, October 31, 2024.

Purchases under the NCIB began on November 8, 2024, and will end no later than July 31, 2025. Under its current NCIB, as of April 30, 2025, the Company has repurchased 224,000 Shares at an average price of $22.60 per Share. Subject to receipt of required approvals, the Company expects to renew its NCIB for a further one-year period upon the expiration of the NCIB on July 31, 2025.

The amendment to the NCIB is being made as the Company believes that the market price of the Shares may not, from time to time, fully reflect their long-term value. Accordingly, the repurchase of the Shares under the NCIB is in the best interests of the Company and an attractive and appropriate use of available funds given the strength of the balance sheet, progress on the Skouries Project and ongoing cash generation from the operations in a high gold price environment. Eldorado is committed to enhancing shareholder returns through such programs as the NCIB.

Purchases will be made at prevailing market prices at the time of acquisition through the facilities of the TSX and/or alternative Canadian trading systems. Daily repurchases on the TSX will not exceed 83,123 Shares, representing 25% of the average daily trading volume for the six months ended October 31, 2024 (being 332,492 Shares), other than block purchase exceptions. Up to 9,895,474 Shares repurchased under the NCIB will be cancelled, and up to 350,000 Shares repurchased under the NCIB will remain outstanding shares and be held in trust by Computershare Trust Company of Canada for the purposes of satisfying redemptions pursuant to the Company’s restricted share unit (“RSU”) plan (the “RSU Plan”) until such Shares are required to be transferred to designated participants under the terms of the RSU Plan.

Purchases will be made by the Company in accordance with the requirements of the TSX. In connection with the amended NCIB, the Company has entered into an amended automatic repurchase plan with its designated broker to allow for purchases of its Shares during certain pre-determined black-out periods, subject to certain parameters as to price and number of Shares. Outside of these pre-determined black-out periods, Shares will be repurchased in accordance with management’s discretion, subject to applicable law.

Although the Company has a present intention to acquire its Shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time.

A copy of Eldorado’s amended notice filed with the TSX may be obtained, by any shareholder without charge, by contacting Eldorado’s Corporate Secretary.

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About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including, without limitation, statements with respect to the repurchase of shares by the Company. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, “committed”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: general market conditions, including prevailing market prices of our common shares and other available investment and business opportunities. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: our assumptions relating to general market conditions, including prevailing market prices of our common shares, and other available investment and business opportunities, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

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